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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For      PRESS RELEASES ISSUED ON JULY 9, 2001 AND JULY 10, 2001
--------------------------------------------------------------------------------

        QUEBECOR WORLD INC. (FORMERLY KNOWN AS QUEBECOR PRINTING INC.)
                 (Translation of Registrant's Name into English)

               612 Saint-Jacques Street, Montreal, Quebec, H3C 4M8
                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                           Form 40-F    X


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                             No    X

                                                                     Page 1 of 6
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                                  Press Release
                                       of
                               QUEBECOR WORLD INC.
                   (Formerly known as Quebecor Printing Inc.)
                             Filed in this Form 6-K


Documents index

1.    Press Release dated July 9, 2001 (# 17/01)
2.    Press Release dated July 10, 2001 (# 18/01)



                                                                     Page 2 of 6

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                                [QUEBECOR WORLD LOGO]


JULY 9, 2001                                                               17/01

FOR IMMEDIATE RELEASE                                                Page 1 of 1


               QUEBECOR WORLD INC. PROVIDES SUBORDINATED GUARANTEE
                       FOR QUEBECOR WORLD (USA) INC. NOTES


GREENWICH, CONNECTICUT - Quebecor World (USA) Inc., formerly known as World Color Press, Inc. (the "Company"), announced that on Monday, July 9, 2001 it entered into supplemental indentures (the "First Supplemental Indentures") with Quebecor World Inc. and The Bank of New York, as Trustee (the "Trustee"), amending the indentures dated as of November 20, 1998 and February 22, 1999 between the Company and the Trustee (the "Indentures"), providing for the issuance of the Company's 8-3/8% Senior Subordinated Notes due 2008 and 7-3/4% Senior Subordinated Notes due 2007, respectively (collectively, the "Notes"). The First Supplemental Indentures provide a guarantee of the Notes by Quebecor World Inc. which is subordinated in right of payment to the prior payment in full of all debt of Quebecor World Inc., except any obligations to trade creditors. Each Indenture permits the Company and the Trustee to amend or supplement such Indenture without consent of the holders of the Notes issued under such Indenture to make any change that does not adversely affect the rights of any holder.

Quebecor World (USA) Inc. is an indirect, wholly-owned subsidiary of Quebecor World Inc. The Company, together with the other U.S. subsidiaries of Quebecor World Inc., comprise the largest diversified commercial printer in the United States, providing digital premedia, press, binding, logistics and other value added services to customers in the commercial, direct mail, magazine, catalog, retail, book and directory markets.

Quebecor World Inc. (NYSE; TSE:IQW) is the largest commercial printer in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has over 43,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

                                     - 30 -

For further information, please contact:

Jeremy Roberts                              Tony Ross
Director, Corporate Finance and             Director, Communications
Investor Relations                          Quebecor Word Inc.
Quebecor World Inc.                         (514) 877-5317
(514) 877-5118                              (800) 567-7070
(800) 567-7070

                                                                     Page 3 of 6

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                              [QUEBECOR WORLD LOGO]



JULY 10, 2001                                                              18/01

FOR IMMEDIATE RELEASE                                                Page 1 of 2



             QUEBECOR WORLD (USA) INC. LAUNCHES CONSENT SOLICITATION


GREENWICH, CONNECTICUT - Quebecor World (USA) Inc., formerly known as World Color Press, Inc. (the "Company"), announced that on Tuesday, July 10, 2001 it launched a consent solicitation with respect to amending the indentures (the "Indentures") governing the Company's 8-3/8% Senior Subordinated Notes Due 2008 and 7-3/4% Senior Subordinated Notes Due 2009 (collectively, the "Notes"), respectively.

The proposed amendments include amendments to the covenants in each Indenture regarding financial reporting, limitations on restricted payments, merger and consolidation and sale of substantially all assets, dividends and payment restrictions, incurrence of indebtedness, limitations on liens, investments in certain subsidiaries, transactions with affiliates and limitations on other subordinated indebtedness. The Notes presently are senior subordinated obligations of the Company and carry a subordinated guarantee by Quebecor World Inc.; the proposed amendments also include the deletion of the subordination provisions of the Notes and of the guarantee of the Notes by Quebecor World Inc.

If the Company receives valid and unrevoked consents from holders of at least a majority in aggregate principal amount of each series of outstanding Notes, Quebecor Printing (USA) Holdings Inc., the sole stockholder of the Company and an indirect, wholly-owned subsidiary of Quebecor World Inc., will merge with and into the Company, with the Company surviving the proposed merger, the proposed amendments described above will be adopted by the execution of a supplemental indenture to each Indenture and the Company will pay to holders of the Notes $5.00 in cash for each $1,000 principal amount of such Notes for which a valid consent has been delivered and not revoked.

In addition, if the Company receives valid and unrevoked consents from holders of all outstanding Notes, an amendment to the covenant in each Indenture regarding limitations on asset sales (other than sales of substantially all assets) will be included in the supplemental indenture to each Indenture.

Holders of the Notes may revoke their consents until valid consents from holders of a majority in aggregate principal amount of each series of the outstanding Notes are received by the Company, which may occur before the expiration of the solicitation. The solicitation will expire at 5:00 p.m., New York City time, on July 24, 2001.

The record date for the consent solicitation is 5:00 p.m., New York City time, on July 9, 2001. Only holders of the Notes as of the record date are eligible to participate in the consent solicitation. The complete terms and provisions of the consent solicitation are contained in the consent solicitation statement and accompanying materials that were mailed on Tuesday, July 10, 2001 to holders of the Notes as of the record date.

                                                                     Page 4 of 6

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FOR IMMEDIATE RELEASE                                                Page 2 of 2

Salomon Smith Barney is the exclusive Solicitation Agent for the consent solicitation and can be reached at 390 Greenwich Street, 4th floor, New York, NY 10013, Attention - Liability Management Group, or by telephone at (800) 558-3745 (toll free) or (212) 723-6106. Mellon Investor Services LLC is the Information Agent and the Tabulation Agent for the consent solicitation. Requests for assistance in completing and delivering the consent letter or requests for additional copies of the consent solicitation statement, the consent letter or other related documents should be directed to the Information Agent at 44 Wall Street, 7th Floor, New York, NY 10005 or by telephone for banks and brokers at
(917) 320-6286 and for all others at (866) 293-6622 (toll free).

Quebecor World (USA) Inc. is an indirect, wholly-owned subsidiary of Quebecor World Inc. The Company, together with the other U.S. subsidiaries of Quebecor World Inc., comprise the largest diversified commercial printer in the United States, providing digital premedia, press, binding, logistics and other value added services to customers in the commercial, direct mail, magazine, catalog, retail, book and directory markets.

Quebecor World Inc. (NYSE; TSE:IQW) is the largest commercial printer in the world. It is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has over 43,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

This press release does not constitute a solicitation of consents with respect to the Notes. The consent solicitation is made solely by the consent solicitation statement, dated July 10, 2001.

This press release contains forward-looking statements based on current management expectations. Whether actual results and developments will conform to the Company's expectations is subject to a number of risks and uncertainties. Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by the Company will be realized, or, even if substantially realized, that they will have the expected consequences to or effect on the Company or its business and operations.

The Company undertakes no obligation to update or revise publicly any forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

                                     - 30 -

FOR FURTHER INFORMATION, PLEASE CONTACT:

Salomon Smith Barney                        Mellon Investor Services LLC
Liability Management Group                  Grainne McIntyre
(800) 558-3745                              (866) 293-6622
(212) 723-6106                              (917) 320-6286


                                                                     Page 5 of 6

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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                QUEBECOR WORLD INC.



                    By:       /s/ Marie D. Hlavaty
                    Name:            Marie D. Hlavaty
                    Title:           Vice President, General Counsel & Secretary



Date: July 10, 2001
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